Brick & Mortar Company,

December 20, 2013

Kevin Woody, Accounting Branch Chief

Peter Mcphun

Jerard Gibson

Duc Dang

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re: Boston Investment and Development Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 13, 2013

File No. 333-189200

Dear Mr. Woody, Mr. Mcphun, Mr. Gibson, and Mr. Dang:

This letter is written on behalf of Boston Investment and Development Corp. (the “Company”), and responds to two telephonic comments received from the Commission staff (the “Staff”) on December 7, 2013, with regard to the above-referenced Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-189200, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 5”) to respond to the Staff’s comments and to provide additional information.

For your convenience, the Company has included the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 5. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 5.

General

1.	The Staff requested that the Company update the financial statements in the Registration Statement.

Response to Comment No. 1

The Company has included updated financial statements in Amendment No. 5, and has updated the disclosures in the Registration Statement as necessary relating to the updated financial statements.

2.	The Staff requested that the Company indicate that Mr. Trabelsi, because of his position as a control person of the Company (due to his status as an officer and director), and The Mazzal Trust, because of its status as the controlling stockholder of the Company (due to its supermajority ownership of the Company’s outstanding common stock), are “underwriters” in connection with any shares by them sold under the registration statement, and that any sales by them under the registration statement must be at the fixed price of $1.00 per share.

Response to Comment No. 2

The Company has revised Amendment No. 5 to make it clear that Mr. Trabelsi and The Mazzal Trust are underwriters and that their sales will be at the fixed price. The Company has included the following language in the “Selling Stockholders” and “Plan of Distribution” sections:

“The majority of the Selling Stockholders may be “underwriters” as that term is defined under the Securities Act and rules promulgated thereunder. Because Mr. Trabelsi is an affiliate and control person of the Company (as the President, CEO, CFO, and a director), and because the Mazzal Trust owned, as of the date of this prospectus, 75% of the issued and outstanding shares of the Company’s common stock, Mr. Trabelsi and the Mazzal Trust are underwriters under this Prospectus, and the registration statement of which it is a part. Additionally, the sales of their shares will be at the fixed price of $1.00 per share if sold pursuant to this Prospectus.”

* * * * *

The Company understands that the Staff may have additional comments after receiving Amendment No. 5 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement (from the Company, and not through counsel):

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Harold Fisher, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 328-3600, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 5.

Very truly yours,

Boston Investment and Development Corp.

By: /s/ Harold Fisher

Name: Harold Fisher

Title: Chairman

675 VFW Parkway suite 189

Chestnut Hill, MA 02467

Main : 800 -488-2760

Fax : 800-480-1787

Cell : 617-833-1885

www.biadc.com

Brick & Mortar Company,